UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 001-36365

CUSIP Number: 811292101

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SCYNEXIS, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

3501-C Tricenter Boulevard

Address of Principal Executive Office (Street and Number)

Durham, North Carolina, 27713

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

SCYNEXIS, Inc. (the “Company”) was unable to complete its report on Form 10-Q for the second quarter of 2015 (the “Quarterly Report”) prior to the filing deadline for the Quarterly Report on August 14, 2015, as the result several key events, as follows:

As previously reported on the Company’s current report on Form 8-K, dated July 23, 2015, in connection with the divestiture of its services business (the “Services Business”), the divestiture resulted in a transition of employees from the Company, including former employees who had previously participated in the preparation of the Company’s Quarterly Report;

The accounting treatment of the divestiture of the Services Business, including resolution of the appropriate accounting and reporting treatment of related exit costs, associated impairment charge and classification as held for sale and reporting as discontinued operations, resulted in additional complexity related to the preparation of the Company’s financial reports for the Quarterly Report; and

In connection with the Company’s announced relocation of its corporate offices to Jersey City, New Jersey, the Company’s former Chief Financial Officer, Charles F. Osborne, Jr., resigned from the Company effective June 30, 2015. His successor, Jonathan Sears Woodall, joined the Company as Interim Chief Financial Officer (i.e., Principal Financial and Accounting Officer) on July 22, 2015, further compressing the Company’s quarterly reporting process.

The Company intends to file the Quarterly Report as soon as practicable, and expects to do so on or before the fifth calendar day following the due date of the Quarterly Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jonathan Sears Woodall	919	544-8636
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report the Services Business as held for sale and in discontinued operations in its unaudited interim financial statements as of and for the three and six month periods ended June 30, 2015 and 2014. The Company expects to report losses from continuing operations of approximately $6.5 million and $12.4 million for the three and six month periods ended June 30, 2015, respectively, and income from continuing operations of approximately $1.7 million and $1.4 million for the three and six month periods ended June 30, 2014, respectively. The Company expects to report losses from discontinued operations of approximately $3.0 million and $3.5 million for the three and six month periods ended June 30, 2015, respectively, and income from discontinued operations of approximately $0.6 million and $1.2 million for the three and six month periods ended June 30, 2014, respectively. The expected losses from discontinued operations for the three and six month periods ended June 30, 2015, include an impairment charge of approximately $1.4 million as a result of the classification of assets as held for sale.

SCYNEXIS, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2015	By:	/s/ Jonathan Sears Woodall
		Name:	Jonathan Sears Woodall
		Title:	Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).